UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2020

MOGULREIT II, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10713

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our offering of shares of our common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

●	our ability to attract and retain members to the Realty Mogul Platform, the online investment platform through which prospective investors can invest in real estate programs sponsored by Realty Mogul, Co., including the Company;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (the “coronavirus” or “COVID-19”);

●	risks associated with breaches of our data security;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	expected rates of return provided to investors;

●	the ability of our affiliates, Realty Mogul Commercial Capital, Co. and RM Communities, LLC, each of which, in their acquisition capacity, may be referred to as an RM Originator, to originate investments in which we invest;

●	our ability to hire and retain competent individuals who will provide services to us and appropriately staff our operations;

●	legislative or regulatory changes impacting our business or our assets (including changes to the laws and regulations governing the taxation of real estate investment trusts (“REITs”) and our ability to offer our shares of common stock to the public pursuant to Regulation A and related exemptions from state securities law registration requirements for “covered securities,” as defined in Section 18 of the Securities Act;

●	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by Realty Mogul, Co.;

●	our ability to access sources of liquidity when we have the need to fund repurchases of shares of our common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy share repurchase requests;

●	our failure to maintain our status as a REIT for U.S. federal income tax purposes;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”), and other laws; and

●	changes to U.S. generally accepted accounting principles (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1. Business

The Company

MogulREIT II, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity, marketable securities and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II,” the “Company,” “we,” “us” or “our” in this Annual Report refer to MogulREIT II, Inc., unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis S. Weeks III. Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. All shares of our common stock will be distributed to the public exclusively through an online investment platform we refer to as the Realty Mogul Platform (www.realtymogul.com). The Realty Mogul Platform is operated by RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and of our Manager. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

On August 23, 2017, we commenced our initial public offering of $50,000,000 in shares of common stock (the “Initial Offering”). On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering,” and together with the Initial Offering, the “Offering”) and terminated our Initial Offering. We are offering in the Follow-on Offering up to $43,522,230 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan, which represents the value of the shares of our common stock available to be offered as of October 31, 2020 out of the rolling 12-month maximum offering amount of $50,000,000 in shares of our common stock. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future.

As of December 31, 2020, we had issued 3,119,368 shares of our common stock in the Offering for gross offering proceeds of $31,259,060. We expect to continue to offer shares of our common stock in the Follow-on Offering until the earlier of (i) December 23, 2023, which is three years from the qualification date of the Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Follow-on Offering is terminated by our board of directors at an earlier time.

As of December 31, 2020, our portfolio was comprised of approximately $123,033,000 in real estate investments at original cost that, in the opinion of our Manager, meets our investment objectives. We have made, and intend to continue to make, preferred equity and joint venture equity investments in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

Investment Strategy

We have made, and intend to continue to make, preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. We have invested, and intend to continue to invest, in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation. We will invest in the following types of assets: equity or preferred equity interests in companies whose primary business is to own and operate one or more specified multifamily projects.

For our value-add multifamily investments, our investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint and also a local community standpoint by enhancing previously underserviced apartment buildings. We also believe that these properties offer downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

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We believe that the long-term market for investment in multifamily communities is compelling from a risk-return perspective. Millennials and Baby Boomers, the two largest demographic groups, comprising roughly half of the total population in the United States, are increasingly choosing to live in a variety of rental housing. Furthermore, we expect members of Generation Z (“Gen Z-ers”) to demonstrate similar behavioral patterns as Millennials, and there are an estimated 45 million Gen Z-ers entering the housing market by 2025 per RENTCafe.com. The Company plans to provide rental housing for these multi-generational groups as they age through their housing needs. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive risk-adjusted returns.

Our Manager, through its affiliates, intends to structure, underwrite and originate many of the products in which we will invest as we believe that this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders.

Investment Objectives

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders.

Competition

There are numerous REITs and other public and private entities with asset acquisition objectives similar to ours, and others may be organized in the future, which increases competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume for our investment portfolio could be negatively impacted. Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is significant competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to compete effectively on new acquisitions.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our offering circular dated December 23, 2020, as supplemented (the “Offering Circular”), which may be accessed on the Securities and Exchange Commission (“SEC”)’s EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of common stock.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

See Item 1. “Business – The Company” for more information regarding the overview of the Company.

Offering Results

We are continuing to offer in the Follow-on Offering up to $43,522,230 in shares of our common stock including any shares that may be sold pursuant to our distribution reinvestment plan, which represents the value of the shares of our common stock available to be offered as of October 31, 2020 out of the rolling 12-month maximum offering amount of $50,000,000 in shares of our common stock. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. As of December 31, 2020, we had issued 3,119,368 shares of our common stock in the Offering for gross offering proceeds of $31,259,060.

We expect to offer shares of our common stock in the Follow-on Offering until the earlier of (i) December 23, 2023, which is three years from the qualification date of this Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Follow-on Offering at any time or extend the Follow-on Offering. In no event will the Follow-on Offering extend beyond 180 days after December 23, 2023, the third anniversary of the initial qualification date. Prior to April 30, 2020, the offering price per share was equal to the greater of (i) $10.00 per share or (ii) our net asset value (“NAV”) per share (calculated as our NAV divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter). Effective April 30, 2020, our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). In addition, the price per share pursuant to our distribution reinvestment plan equals our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program are made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

On January 31, 2020, April 30, 2020, July 31, 2020, October 30, 2020 and February 2, 2021, we announced a NAV per share of $10.42, $9.77, $9.84, $9.91 and $10.16, respectively, as of December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020, respectively.

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Our Investments

The following describes our investments as of December 31, 2020. See the section entitled “Recent Developments” below for a discussion of the investments we have made subsequent to December 31, 2020:

Asset	Location	Acquisition Date	Property Type	Investment Type	Principal Acquired or Capital Contributed	Overview (253G2)
The Clover on Park Lane	Dallas, TX	8/31/2017	Multifamily	Joint Venture Equity	$4,000,000	SEC Edgar Link
Brooklyn Portfolio	Brooklyn, NY	11/30/2017	Multifamily	Joint Venture Equity	$3,000,000	SEC Edgar Link
Villas del Sol I & II	Plano, TX	1/9/2018	Multifamily	Joint Venture Equity	$1,000,000	SEC Edgar Link
Villas de Toscana	San Antonio, TX	1/31/2018	Multifamily	Joint Venture Equity	$1,000,000	SEC Edgar Link
Villas de Sonoma	Fort Worth, TX	2/28/2018	Multifamily	Joint Venture Equity	$1,066,558	SEC Edgar Link
Avon Place Apartments	Avon, CT	11/1/2018	Multifamily	Joint Venture Equity	$3,000,000	SEC Edgar Link
Terrace Hill	El Paso, TX	5/31/2019	Multifamily	Joint Venture Equity	$3,385,320	SEC Edgar Link
Ninety-Nine44 Apartments	Dallas, TX	9/9/2020	Multifamily	Joint Venture Equity	$4,000,000	SEC Edgar Link
					$20,451,878

Distributions

Our board of directors has declared and paid, and we expect that our board of directors will continue to declare and pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid and may continue to pay distributions from other sources, including the net proceeds of the Offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

Our board of directors has declared quarterly distributions for stockholders of record as of the close of business on the last day of each quarter. Distributions made in 2020 are shown in the table below. See the section entitled “Recent Developments” below for a discussion of the distributions we have made subsequent to December 31, 2020:

Quarter	Distribution Period for Daily Record Dates	Date of Authorization	Payment Date (1)	Cash Distribution Amount per Share of Common Stock	Annualized Yield
Q1	1/1/2020 – 3/31/2020	12/27/2019	4/15/2020	$0.0012811475	4.5	%(2)
Q2	4/1/2020 – 4/30/2020	3/30/2020	7/15/2020	$0.0012811475	4.5	%(3)
	5/1/2020 – 6/30/2020	3/30/2020	7/15/2020	0.0012012295	4.5	%(3)
Q3	7/1/2020 – 9/30/2020	6/30/2020	10/15/2020	$0.0012098361	4.5	%(4)
Q4	10/1/2020 – 12/31/2020	9/30/2020	1/15/2021	$0.0012184426	4.5	%(5)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.28 per share purchase price for the distribution period from January 1, 2020 through January 31, 2020, and assuming a $10.42 per share purchase price for the distribution period from February 1, 2020 through March 31, 2020.

(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.42 per share purchase price (the then-current purchase price for the period from April 1, 2020 to April 29, 2020) and calculated for April 1, 2020 through April 30, 2020 and a $9.77 per share purchase price (the then-current purchase price effective April 30, 2020) and calculated for May 1, 2020 through June 30, 2020.

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(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $9.77 per share net asset value (the then-current purchase price for the period from July 1, 2020 to July 30, 2020) and calculated for the distribution period beginning July 1, 2020 and ending July 31, 2020 and a $9.84 per share net asset value (the then-current purchase price effective July 31, 2020) calculated for the distribution periods beginning August 1, 2020 and ending August 31, 2020 and beginning September 1, 2020 and ending September 30, 2020.

(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $9.84 per share net asset value (the then-current purchase price for the period from October 1, 2020 to October 29, 2020) and calculated for distribution period beginning October 1, 2020 and ending October 31, 2020 and a $9.91 per share net asset value (the then-current purchase price effective October 30, 2020) calculated for the distribution periods beginning November 1, 2020 and ending November 30, 2020 and beginning December 1, 2020 and ending December 31, 2020.

For the year ended December 31, 2020, we authorized and paid distributions to our stockholders of approximately $1,255,000, including approximately $763,000 through the issuance of shares pursuant to our distribution reinvestment plan. For the year ended December 31, 2019, we authorized and paid distributions to our stockholders of approximately $854,000, including approximately $490,000 through the issuance of shares pursuant to our distribution reinvestment plan.

See the section entitled “Recent Developments” below for a discussion on distributions declared subsequent to December 31, 2020.

Share Repurchase Program

We have adopted a share repurchase program in order to provide our stockholders with some liquidity that may enable them to sell their shares of common stock to us in limited circumstances. Our board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time and for any reason. Reasons we may amend, suspend or terminate the share repurchase program include, without limitation, (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, and (iv) following any material decrease in our NAV.

During the year ended December 31, 2020, we repurchased 87,650 shares of common stock. A valid repurchase request is one that complies with the applicable requirements and guidelines of our current share repurchase program.

Sources of Operating Revenue and Cash Flow

Our revenue is mainly generated from rental income, tenant fee income, and tenant reimbursements.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) to evaluate the profitability and performance of our business. See “– Non-GAAP Financial Measures” below for a description of these metrics. Our investing and management activities related to multifamily real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic multifamily real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

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Market Outlook and Recent Trends

MACRO OVERVIEW

In Q3 2020, the Federal Reserve (the “Fed”) forecasted a gross domestic product (“GDP”) decline of 3.7% for the year 2020, which was the median of individual projections from Fed participants. In December 2020, the Fed revised its forecast positively to reflect a decline of 2.4% for 2020. This marks two consecutive quarters in which the Fed has decreased its estimate, which is understandable given the high level of uncertainty with regard to COVID-19’s significant impact on the national economy. For 2021, the Fed predicts a 4.2% increase in real GDP. In Q4 2020, the U.S. economy grew by 4% quarter over quarter at a seasonally adjusted annual rate compared to a 33% increase in Q3 2020 per the U.S. Commerce Department Bureau of Economic Analysis (“BEA”). The Q3 GDP increase followed a 32.9% quarterly decrease in Q2 2020 as a result of COVID-19.

We believe that 2021 will begin with a slower Q1 as the economy continues to reopen, vaccines are rolled out and herd immunity from COVID-19 is reached with larger economic output coming towards year-end. We are also watching the personal savings rate as it relates to the economic recovery. In the years leading up to the pandemic, personal savings as a percentage of disposable income remained around 8%. During COVID-19, personal savings spiked to over 30% before falling to 13.7% as of December 2020, the highest level since the 1970’s. Excess savings being deployed into the economy should continue to help the economy rebound, but a rapid increase in consumer spending could cause an inflationary economic environment.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has dropped or remained static each month since April 2020, ending January 2021 at 6.3%. The Fed forecasts that the unemployment rate will decrease to 5% for 2021.

IMPACT OF MONETARY POLICY

In an effort to relieve downward economic pressure caused by COVID-19, the federal government has intervened with multiple stimulus bills. In 2020, Congress passed the $484 billion Paycheck Protection Program (“PPP”) and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both businesses and individuals.

A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), increased GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030.

In March 2021, Congress finalized the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021.

The same department at Wharton estimates that the American Rescue Plan will increase GDP by approximately 0.6% in 2021 while lowering GDP by 0.2% in 2022. We expect this federal stimulus to further benefit the economic recovery, but such aggressive stimulus over the past year, may lead to inflation in the intermediate term. We believe that real estate acts as a hedge against inflation as property prices and rental income tend to rise as inflation rises.

MULTIFAMILY FUNDAMENTALS

Our long-term view of multifamily product has not changed, and we continue to believe in the macroeconomic fundamentals of multifamily investing. We believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary down periods for investors and landlords as economic recovery from COVID-19 continues. The U.S. homeownership rate ticked up from to 65.3% as of March 2020 to 67.2% as of September 2020 before falling to 65.8% as of December 2020. We believe that the sharp increase was due to historically low interest rates encouraging home buying as well as the effect of COVID-19 on renters vacating high-rise, densely populated buildings in big cities, and the sharp decrease that followed may have been caused by a rapid increase in home prices as a result of the increased demand. It is possible that we see increased homeownership in the near-term as more Millennials reach the age of homeownership; however, we believe that Millennials, specifically those born towards the end of the generational period, are more likely than previous generations to choose rental housing due to flexibility, freedom and high debt burdens. In a survey by Apartmentlist.com, in 2020, 18% of millennial renters say they plan to rent forever, up for the third consecutive year from 12% in 2019 and 11% in 2018.

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Furthermore, we expect members of Generation Z to demonstrate similar behavioral patterns as Millennials, and there is an estimated 45 million Gen Z-ers entering the housing market by 2025 per RENTCafe.com. Interestingly, on a longer-term scale, multifamily vacancy rates have declined since 2015 even as homeownership rates have increased as depicted in the graph produced by CBRE Research below. While we believe that the housing market supply will need to be increased meaningfully over the long term, particularly in affordable product such as workforce housing, in the near term, there may be a pause in demand due to the rise in unemployment. We will continue to closely monitor the effects of COVID-19 on supply-demand dynamics.

Average rents have continued to decline since Q2 2020, but we believe that the macroeconomic picture may be distorted by large declines in major cities such as New York, San Francisco and Los Angeles. Of the markets surveyed by CBRE in 2020, they reported the largest rent decreases in gateway cities such as San Francisco (-18%), San Jose (-14.6%), New York (-9.7%) and Boston (-6.4%). On the contrary, the Mountain West fared the best for rent growth, followed by the Midwest and Southeast.

According to CBRE, net absorption during Q4 2020 decreased 38% quarter-over-quarter to 55,600 units, which was higher than expected. Net absorption ended the year 39% below 2019. Much like rent and vacancy trends, we believe that net absorption is market specific and varies by asset class, and each of these factors is considered in our underwriting of new deals as further described in the “Investment Strategy” section above.

When we break down the data further, absorption varied widely in different parts of the country. Large cities such as Los Angeles, New York and Chicago recorded the lowest net absorption during 2020; although Los Angeles recovered nicely in Q4. Conversely, Houston, Atlanta, Dallas and Denver recorded the highest net absorption.

Lastly, according to CBRE, multifamily vacancy rates increased by 10 basis points quarter-over-quarter to 4.5%. It is important to note that each asset class within multifamily appears to be reacting differently to COVID-19. Class A continues to experience the largest vacancy increase since the global pandemic ending Q4 at 5.4%, a 18 bps decrease quarter-over-quarter, followed by Class B, which increased 10 basis points to 4.3%, while Class C experienced a 20 basis points decrease in vacancy to 3.7%. CBRE also notes that suburban submarkets generally outperformed urban submarkets, partly due to higher concentrations of COVID-19 infections in certain cities and from remote-working arrangements.

CBRE reported in Q2 that the initial impact of COVID-19 on multifamily vacancy has been mixed, with owners reporting higher lease renewals but fewer new leases signed. One important consideration perhaps not captured in the vacancy data is that eviction moratoriums may be artificially decreasing vacancy. Data collection is still ongoing regarding the effects of COVID-19, but we believe that in the near-term, multifamily vacancy rates may increase and rents may remain flat as landlords focus on retaining tenants to maintain occupancy.

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2020 RECAP

For the multifamily assets in the MogulREIT II portfolio, in 2020, we focused on playing defense through minimizing turnover and balance sheet management. We conservatively shifted our business plans by pausing most non-essential capital expenditures and taking a targeted approach to unit renovations, in certain cases, pausing them completely in order to maximize occupancy, which we believed was necessary to shore up cash positions in the event of a potential prolonged disruption to rent collection. Given the low interest rate environment throughout 2020, we explored refinance options for all assets where feasible and cost efficient from a prepayment penalty standpoint. Two of our assets, Clover Apartments and Villas del Sol Apartments, successfully refinanced and returned substantial capital in 2020, allowing MogulREIT II to capitalize on a low interest rate environment and monetize value creation to date at both assets.

We viewed the proceeds from the refinances as defensive given that certain tenants at some of our properties were adversely impacted as a result of COVID-19, which in turn impacted those properties. Due to the uncertainty caused by COVID-19, our main focus was on capital preservation for our investors and selective acquisitions. We tightened our underwriting, assuming cautious business plans in Year 1 and changes that included delaying unit renovations, increasing bad debt, increasing vacancy and/or delaying rent growth. Ultimately, we acquired one investment in a multifamily property, Ninety-Nine44 Apartments, located in Dallas, Texas, a market with which we have significant familiarity within the MogulREIT II portfolio. Ninety-Nine44 Apartments sits between the two refinanced assets, 9.5 miles north of Villas del Sol Apartments and 5.5 miles south of Clover Apartments. We were comfortable investing in this asset during the pandemic because we believe in the long-term growth potential of Dallas due to the state’s favorable tax climate and relatively low cost of living compared to other major metropolitan statistical areas.

2021 OUTLOOK

Although the country has entered a period of a higher uncertainty as a result of the impact of COVID-19, we believe that unprecedented federal stimulus has distorted the markets and helped us to avoid a crisis like 2008. Coupled with the COVID-19 vaccines, and our assumption that the adverse effect from COVID-19 will end sometime in 2021, we believe there will be significant opportunity in the coming year. We entered 2021 with a solid cash position for acquisition, which we used to acquire an investment in a property located in Orion Township, Michigan. We are bullish on the Midwest and intend to target the region for additional acquisitions in 2021. The Midwest closed the year as one of the top performing regions in the country. We believe that this is a result of wider city sprawl and lower population density compared to coastal cities, qualities that may be more desirable in a work-from-home environment. We will also continue to target assets in the Sun Belt. Our team has vast experience underwriting and managing assets in this region, and we believe in its long-term prospects given the large population inflows over the past several years.

We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’s resiliency during downturns and potential long-term appreciation. While the disruption caused by COVID-19 is a hurdle for our existing portfolio, we believe that we have taken the appropriate steps to weather the disruption and are in a strong position for 2021.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

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Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2020 and 2019, the Company held investments in three entities, which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2020 and 2019, the Company held investments in five and four entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Accounting for Acquisition of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilized appropriate discount rates and available market information. Such inputs were categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt was amortized using the effective interest method basis over the terms of the respective debt obligation.

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The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

Accounting Standards Codification (“ASC”) 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are on terms of one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the years ended December 31, 2020 and December 31, 2019, the Company recorded tenant reimbursements and other revenue of approximately $1,153,000 and $947,000, respectively, which are reported as tenant reimbursements in the accompanying consolidated statements of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

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Impairment of Real Estate Owned and Allowance for Doubtful Accounts

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

For the years ended December 31, 2020 and 2019, the Company determined that there was no impairment of long-lived assets.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of December 31, 2020 and 2019, there was $257,813 and $54,634 in the allowance for doubtful accounts, respectively.

Results of Operations

Net loss and operating income (loss)

The years ended December 31, 2020 and 2019 resulted in a net loss attributable to MogulREIT II of approximately ($1,958,000) and ($2,652,000), respectively. This decrease in net loss for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily due to the increase in rental income in excess of the increase in operating expenses in 2020 as compared to 2019. Operating loss was approximately ($479,000) for the year ended December 31, 2020, compared to an operating loss of ($959,000) for the year ended December 31, 2019.

Rental Income, net

For the years ended December 31, 2020 and 2019, we earned net rental income of approximately $11,053,000 and $8,653,000, respectively. This increase for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily due to investments made in 2020 and 2019.

Tenant Reimbursements and Other Revenue

For the years ended December 31, 2020 and 2019, we earned tenant reimbursements and tenant fee revenue of approximately $1,153,000 and $947,000, respectively. This increase for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily due to investments made in 2020 and 2019.

Depreciation and Amortization

For the years ended December 31, 2020 and 2019, we incurred depreciation and amortization expenses of approximately $4,115,000 and $3,101,000, respectively. This increase for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily due to investments made in 2020 and 2019.

General and Administrative Expenses

For the years ended December 31, 2020 and 2019, we incurred general and administrative expenses of approximately $978,000 and $772,000, respectively. This increase for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily due to operations expanding as a result of investments made in 2020 and 2019.

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Real Estate Operating Expenses

For the years ended December 31, 2020 and 2019, we incurred real estate operating expenses of approximately $7,229,000 and $5,830,000, respectively. This increase for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily due to investments made in 2020 and 2019.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from the Offering to conduct our proposed operations. We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2020, we had cash and cash equivalents of approximately $8,679,000 and approximately $4,164,000 invested in marketable securities at fair value that are available to provide capital for operations and investments. We anticipate that proceeds from the Offering, cash flow from operations and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date the financial statements are available to be issued.

We expect to selectively employ leverage to enhance total returns to our stockholders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however, we may exceed this limit for certain temporary bridge financings. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. As of December 31, 2020 and December 31, 2019, we had outstanding borrowings of approximately $94,534,000 and $70,365,000, respectively, net of deferred financing costs and discounts.

On August 28, 2020, we acquired shares of iShares Preferred and Income Securities ETF (NASDAQ: PFF) (“PFF”) and Invesco Variable Rate Preferred ETF (NASDAQ: VRP) (“VRP”) for approximately $2,397,000 and $1,596,000, respectively (collectively, the “Preferred Stock Investments”). PFF is an exchange-traded fund, which tracks the investment results of the ICE Exchange-Listed Preferred & Hybrid Securities Index, which measures the performance of a select group of exchange-listed, U.S. dollar-denominated preferred securities, hybrid securities and convertible preferred securities listed on the NYSE or NASDAQ. VRP is also an exchange-traded fund, which tracks the investment results of the Wells Fargo Hybrid and Preferred Securities Floating and Variable Rate Index, which measures the performance of preferred stocks and hybrid securities of U.S. and foreign issuers that pay a floating or variable rate dividend or coupon. We acquired the Preferred Stock Investments through JPMorgan Chase. We acquired the Preferred Stock Investments because they have demonstrated historic positive returns on investments. In addition, the Preferred Stock Investments are liquid in nature so that they can provide us flexibility while we consider future possible investments and acquisitions.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately $1,306,000 or, if we raise the maximum offering amount, approximately 3% of gross offering proceeds. If the Follow-on Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors, and third-party costs associated with the aforementioned expenses.

The sponsors of our joint venture investments in real estate may make payments to our Sponsor or its affiliates in connection with the selection or purchase of investments. We will pay the Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current NAV per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

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Cash Flow

The following presents our cash flows for the years ended December 31, 2020 and December 31, 2019 (in thousands):

Cash provided by (used in)	For the Year ended December 31, 2020	For the Year ended December 31, 2019
Operating Activities:	$1,978	$564
Investing Activities:	(31,505)	(20,748)
Financing Activities	33,416	27,124
Net increase in cash, restricted cash and cash equivalents	3,889	6,940
Cash, restricted cash and cash equivalents, beginning of period	9,254	2,314
Cash, restricted cash and cash equivalents, end of period	$13,143	$9,254

For the years ended December 31, 2020 and 2019, net cash provided by operating activities was approximately $1,978,000 and $564,000, respectively, and related to net operating income excluding equity in losses of investees and net operating loss, respectively, on real estate investments.

For the years ended December 31, 2020 and 2019, net cash used in investing activities was approximately $31,505,000 and $20,748,000, respectively, and related to the acquisition of new real estate, investments in existing assets, investment in equity method investees and investment in a debt securities instrument.

For the years ended December 31, 2020 and 2019, net cash provided by financing activities was approximately $33,416,000 and $27,124,000, respectively, and related to new proceeds from the issuance of shares of our common stock pursuant to the Follow-on Offering, proceeds from the issuance of debt net of repayments of debt, and capital contributions from noncontrolling interests, net of syndication costs.

Off-Balance Sheet Arrangements

As of both December 31, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 – Related Party Arrangements” in Item 7 “Financial Statements” below.

Recent Developments

Investments

The Orion – Orion Township, Michigan

On March 23, 2021, we acquired a $5,000,000 joint-venture limited partnership equity investment related to the acquisition and renovation of a Class B+, 200-unit apartment community located in Orion Township, Michigan, a suburb of Detroit, Michigan. An entity managed by an affiliate of the Company made a $1,175,000 investment in this transaction.

Avon 46, LLC

On February 25, 2021, Avon 46, LLC refinanced its existing mortgage loan in the amount of $17,932,705 at a fixed interest rate of 4.47% with a new mortgage loan in the amount of $22,460,000 at an interest rate of 30-day average SOFR plus 279 basis points.

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Offering Proceeds

As of March 31, 2021, we had raised total gross offering proceeds of approximately $33,069,000 from settled subscriptions and issued an aggregate of 3,300,000 shares of our common stock.

Distributions

On December 31, 2020, our board of directors authorized a daily cash distribution of $0.0012217808 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on January 1, 2021, and ending January 31, 2021 and $0.0012526027 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the periods commencing on February 1, 2021 and ending February 28, 2021 and commencing on March 1, 2021 and ending March 31, 2021. The distribution was scheduled to be paid on or about April 15, 2021. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $130,502 and $216,118, respectively. We began processing distributions on April 16, 2021.

Estimated NAV Per Share as of December 31, 2020 and March 31, 2021

On January 27, 2021, our board of directors approved an estimated NAV per share of our common stock of $10.16 as of December 31, 2020. The NAV per share calculation as of December 31, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2020. On April 21, 2021, our board of directors approved an updated estimated NAV per share of our common stock of $10.65 as of March 31, 2021. The NAV per share calculation as of March 31, 2021 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2021. This NAV per share will be effective until updated by us on or about June 30, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

Non-GAAP Financial Measures

Our Manager believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses).

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Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the years ended December 31, 2020 and December 31, 2019 are as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,
	2020	2019
	(in thousands)	(in thousands)
GAAP net loss attributable to MogulREIT II, Inc.	$(1,958)	$(2,652)
Add: depreciation and amortization of properties	3,560	2,519
Adjustments for noncontrolling interests	(1,895)	(1,309)
Adjustments for unrealized gain on marketable securities	(165)	—
Adjustments for gain from equity method investee	(391)	—
Adjustments for equity method investments	331	333
Funds from operations (“FFO”) applicable to common stock	(518)	(1,109)
Add: amortization of lease intangibles	555	582
Add: amortization of deferred financing costs and discount	344	362
Adjustments for noncontrolling interests	(536)	(498)
Adjusted funds from operations (“AFFO”) applicable to common stock	$(155)	$(663)

Item 3. Directors and Officers

Although our Manager manages our day-to-day operations, we operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We currently have three directors, two of whom are independent directors.

In accordance with our charter, a majority of our independent directors generally must approve corporate actions or policies that directly relate to the following:

●	any transfer or sale of our Sponsor’s initial investment in the Company; provided, however, our Sponsor may not sell its initial investment while it remains our Sponsor, but our Sponsor may transfer the shares to an affiliate;
●	duties of our directors, including ratification of our charter, the written policies on investments and borrowing, the monitoring of administrative procedures, investment operations and our performance and the performance of our Manager;
●	the management agreement;
●	liability and indemnification of our directors, Manager and affiliates;

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●	fees, compensation and expenses, including organization and offering expenses, acquisition fees and acquisition expenses, disposition fees, total operating expenses, real estate commissions on the resale of property, incentive fees, and Manager compensation;
●	any change or modification of our statement of investment objectives;
●	real property appraisals;
●	our borrowing policies;
●	annual and special meetings of stockholders;
●	election of our directors; and
●	our distribution reinvestment plan.

Committees of the Board of Directors

The entire board of directors will be responsible for supervising our entire business and considering all major business decisions. However, our bylaws provide that the board of directors may establish such committees as the board of directors believes appropriate and in our best interests. The board of directors will appoint the members of the committee in the board of directors’ discretion. Committees typically report to the entire board of directors.

Audit Committee

The board of directors established an audit committee, consisting of Flynann Janisse and Louis S. Weeks III, our independent directors. Louis S. Weeks III serves as chairman of the audit committee. The audit committee, by approval of at least a majority of its members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, and considers the range of audit and non-audit fees and its impact on auditor independence.

Executive Officers and Directors

As of the date of this Annual Report, our executive officers and directors are as follows:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director
Flynann Janisse	52	Independent Director
Louis S. Weeks III	68	Independent Director

*As of April 25, 2021

Jilliene Helman has served as our Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary since January 2017. Ms. Helman has served as Chief Executive Officer of our Manager since its inception in March 2016, its Chief Financial Officer since October 31, 2018 and its Chief Compliance Officer and Secretary from February 2021 to March 2021. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has approved over $600 million of investments with property values worth over $3.1 billion. From July 2008 to September 2012, Ms. Helman served in a variety of capacities at Union Bank, including as a Management Training Associate; an Assistant Vice President, Sales Development Manager; and Vice President, Corporate Risk Management. Ms. Helman held these positions across the wealth management, finance and risk management departments of Union Bank. Ms. Helman is a Certified Wealth Strategist and holds Series 7, Series 63 and Series 24 licenses. Ms. Helman has a Bachelor of Science in Business Administration degree from Georgetown University.

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Flynann Janisse has served as one of our independent directors since July 2017. As of January 22, 2021, Mr. Weeks also serves as an independent representative of MogulREIT I, LLC. She is serving as the Executive Director of Rainbow Housing Assistance Corporation (Rainbow), President and Executive Director of Equality Community Housing Corporation, and President and Chairman of the Board of Rainbow Housing Texas, Inc. Ms. Janisse (“Flyn”) supports the national operations of an award-winning Resident Services Division of Rainbow and the asset management for an extensive affordable housing portfolio. Prior to joining Rainbow, Ms. Janisse served as Director of Property Management at Community Services of Arizona, a fully-integrated management company specializing in the management of multifamily, service-enriched affordable housing. Ms. Janisse has extensive experience in managing market rate (REIT), Section 42 Tax Credit, Project Section 8, and HUD and RD-financed housing communities. As an Advisory Board member for Novogradac’s Journal of Tax Credits, Ms. Janisse is honored to provide industry knowledge through publications reaching over 45,000 readers and to serve as a judge for their industry Development of Distinction Awards at the Tax Credit Developers Conference recognizing excellence and ingenuity in the development of tax credit projects across the country using the LIHTC program. With 30+ years of experience in asset management with an emphasis on the development and implementation of social service programs for service-enriched affordable housing, she has assembled a team of professionals to serve the mission of Rainbow with integrity and passion.

Louis S. Weeks III has served as one of our independent directors since July 2017. Mr. Weeks is the Founder and Principal at SeaburyCoxe Advisors LLC, consultants in financing and investing in commercial real estate. The firm is located in Baltimore, MD and is active nationally with projects and clients in New York, Philadelphia, Hartford and Los Angeles., Mr. Weeks has been involved in commercial real estate investments and finance for more than 35 years. He spent 26 years at ColumbiaNational Real Estate Finance, an 80-year-old Mortgage Banking firm in Baltimore, MD founded by the late James W. Rouse. His responsibilities included 10 years as the firm’s Managing Partner and CEO. He was responsible for the company’s overall operations, production, servicing, and finance. Over the years, Mr. Weeks has arranged debt and equity for clients totaling over $3.0 billion. Mr. Weeks’ early career was spent in the banking industry in New York City with Manufacturers Hanover Trust and Bankers Trust Co. He has been an active member of the local chapters of NAIOP, ULI, ICSC, MBA and Baltimore Downtown Partnership and served on numerous local community organizations. Mr. Weeks graduated from Skidmore College as a Periclean Scholar with a degree in Philosophy and attended Pratt Institute as a candidate for a Masters of Architecture degree.

Compensation of Directors

We pay to each of our directors a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at each meeting of the board of directors. Directors are not reimbursed by us, our Sponsor, our Manager or any of their affiliates for spouses’ expenses to attend events (if any) to which spouses are invited.

Our Manager

Our Manager manages our day-to-day affairs, and implements our investment strategy. Our Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Executive Officers of our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age*	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

*As of April 25, 2021

Biographical information for Ms. Helman is provided above.

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Eric Levy has served as Vice President, Portfolio Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017. Mr. Levy is responsible for portfolio and asset management for debt and equity assets held by us and by MogulREIT I, LLC. From April 2013 to September 2017, Mr. Levy served as Strategic Projects Manager at World Class Capital Group, a national real estate investment firm focused on acquiring, developing and managing real estate with over $1.2 billion in assets under management. In that role, he led the asset management of over 2.3 million square feet of retail and office properties, oversaw capital improvement plans for over 4.5 million square feet of self-storage facilities, managed portfolio-wide investor reporting and investor relationships, and helped to develop the operational infrastructure of the company. From August 2010 to March 2013, Mr. Levy served as Senior Paralegal – M&A, Real Estate, Credit at Willkie, Farr & Gallagher LLP. Mr. Levy has more than eight years of experience in commercial real estate. Mr. Levy has a Bachelor of Arts degree from the University of Wisconsin-Madison.

Saher Hamideh has served as our Chief Compliance Officer and Secretary since March 2021. Ms. Hamideh has also served as Vice President, Legal of Realty Mogul, Co. since March 2021. Ms. Hamideh is responsible for managing all legal and regulatory matters for Realty Mogul, Co. and its wholly-owned subsidiaries, including our Manager. From 2015 to 2021, Ms. Hamideh served as the Senior Compliance Officer at Bel Air Investment Advisors LLC, and its affiliated broker-dealer, Bel Air Securities LLC (collectively, “Bel Air”), where she oversaw all legal and compliance functions for Bel Air as it grew from approximately $4 billion to $9 billion in assets under management. From 2012 to 2015, Ms. Hamideh served as Senior Corporate Counsel at American Realty Advisors, an SEC-registered real estate investment management firm serving institutional clients, where she managed all legal and compliance matters relating to commingled funds and separate property accounts. From 2007 to 2011, Ms. Hamideh served as Corporate Counsel for AIG SunAmerica, Inc. where she prepared all regulatory filings, negotiated all investment management-related and corporate agreements and managed compliance with internal policies and procedures. Ms. Hamideh began her career as an associate in the Investment Management Department of Sullivan and Worcester, LLP in Washington, D.C. Ms. Hamideh earned her Juris Doctor from Loyola Law School, Los Angeles, and her Bachelor of Arts in Economics and Philosophy from Emory University.

Compensation of the Executive Officers of our Manager

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co. As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. We will indirectly bear some of the costs of the compensation paid to these individuals through fees we pay to our Manager. In addition, we pay the Portfolio Manager of our Manager a retainer of 1,000 shares of our common stock per year.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of shares of our common stock as of April 20, 2021, for each person or group that holds more than 10% of the shares of our common stock, for each executive officer and director and for the executive officers and directors of our Manager as a group. To our knowledge, each person that beneficially owns shares of our common stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 10573 W Pico Blvd., PMB #603, Los Angeles, CA 90064.

	Number of	Percent of All
	Shares	Shares as of
Name of Beneficial Owner(1)	Beneficially Owned	April 20, 2021
RM Sponsor, LLC (2)(3)	10,458	*	%
Jilliene Helman	1,003	*
Flynann Janisse	3,000	*
Louis S. Weeks III	4,572	*
Eric Levy	3,046	*
Saher Hamideh	-	-
All executive officers and directors as a group (5 persons)	22,079	*	%

*	Represents less than 1.0% of our outstanding common stock
(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	As of the date of this Annual Report, RM Sponsor, LLC owns 0.33% of our issued and outstanding shares of common stock.
(3)	All voting and investment decisions with respect to shares of our common stock that are held by RM Sponsor, LLC are controlled by its manager, Jilliene Helman. Ms. Helman disclaims beneficial ownership of such shares.

Item 5. Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 8 – Related Party Arrangements” in Item 7 “Financial Statements” below.

Item 6. Other Information

None.

20

Item 7. Financial Statements

MogulREIT II, Inc.

F-1

Independent Auditor’s Report

To the Board of Directors
MogulREIT II, Inc.

We have audited the accompanying consolidated financial statements of MogulREIT II, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MogulREIT II, Inc. as of December 31, 2020 and 2019, and its results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP
Bethesda, Maryland
April 29, 2021

F-2

MogulREIT II, Inc.

Consolidated Balance Sheets

As of December 31, 2020 and 2019

(Amounts in thousands, except share and per share data)

	As of December 31, 2020	As of December 31, 2019
ASSETS
Real estate investments, at cost
Land	$32,711	$26,922
Buildings and improvements	90,322	68,770
Total real estate investments, at cost	123,033	95,692
Less accumulated depreciation	(7,641)	(4,081)
Real estate investments, net	115,392	91,611
Investments in real estate, equity method	657	1,545
Marketable securities, at fair value	4,164	-
Cash and cash equivalents	8,679	8,327
Escrows and deposits	4,464	927
Rent receivable, net	485	252
Stock subscription receivable	52	134
Deferred offering costs, net	183	157
Prepaid expenses	243	169
Other receivable	35	-
Total Assets	$134,354	$103,122

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $853 and $680 of deferred financing costs and $0 and $76 discount	$94,534	$70,365
Accounts payable and accrued expenses	2,483	1,598
Settling subscription payable	229	176
Deferred offering costs payable	36	6
Dividends payable	333	279
Other liabilities	609	444
Asset management fee payable	31	35
Total Liabilities	98,255	72,903

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 2,994,468 and 2,460,817 shares issued and outstanding, as of December 31, 2020 and 2019, respectively	30	25
Additional paid-in capital	26,266	22,299
Accumulated deficit	(6,871)	(4,913)
Total MogulREIT II, Inc. equity	19,425	17,411
Noncontrolling interests in consolidated joint ventures	16,674	12,808
Total Equity	36,099	30,219

Total Liabilities and Equity	$134,354	$103,122

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MogulREIT II, Inc.

Consolidated Statements of Operations

For the years ended December 31, 2020 and 2019

(Amounts in thousands)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenues
Rental income, net	$11,053	$8,653
Tenant reimbursements and other revenue	1,153	947
Interest income on debt investment	-	117
Equity in losses of investees	(298)	(424)
Gain from equity method investee	391	-
Total revenues	12,299	9,293

Operating expenses
Depreciation and amortization	4,115	3,101
General and administrative expenses	978	772
Real estate operating expenses	7,229	5,830
Asset management fees	456	549
Total operating expenses	12,778	10,252
Operating income (loss)	(479)	(959)
Other income and expenses
Interest expense	3,324	3,087
Other (income) expenses	(87)	130
Unrealized gain on marketable securities	(165)	-
Consolidated net loss	(3,551)	(4,176)
Net loss attributable to noncontrolling interests	(1,593)	(1,524)
Net loss attributable to MogulREIT II, Inc.	$(1,958)	$(2,652)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MogulREIT II, Inc.

Consolidated Statements of Equity

For the years ended December 31, 2020 and 2019

(Amounts in thousands, except share data)

	Common Stock		Additional Paid-in	Accumulated	Total MogulREIT II Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2018	1,279,148	$13	$11,667	$(2,261)	$9,419	$11,640	$21,059
Proceeds from issuance of common stock, net of syndication costs	1,218,653	12	12,210	-	12,222	-	12,222
Stock award	1,000	-	10	-	10	-	10
Amortization of deferred offering costs	-	-	(356)	-	(356)	-	(356)
Dividends declared on common stock	-	-	(854)	-	(854)	-	(854)
Repurchase of common stock	(37,984)	-	(378)	-	(378)	-	(378)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	3,394	3,394
Distributions to noncontrolling interests	-	-	-	-	-	(702)	(702)
Net loss	-	-	-	(2,652)	(2,652)	(1,524)	(4,176)
Balance as of December 31, 2019	2,460,817	25	22,299	(4,913)	17,411	12,808	30,219
Proceeds from issuance of common stock, net of syndication costs	617,801	6	6,208	-	6,214	-	6,214
Stock award	3,500	-	34	-	34	-	34
Amortization of deferred offering costs	-	-	(162)	-	(162)	-	(162)
Dividends declared on common stock	-	-	(1,255)	-	(1,255)	-	(1,255)
Repurchase of common stock	(87,650)	(1)	(858)	-	(859)	-	(859)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	7,092	7,092
Distributions to noncontrolling interests	-	-	-	-	-	(1,633)	(1,633)
Net loss	-	-	-	(1,958)	(1,958)	(1,593)	(3,551)
Balance as of December 31, 2020	2,994,468	$30	$26,266	$(6,871)	$19,425	$16,674	$36,099

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MogulREIT II, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(Amounts in thousands)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
OPERATING ACTIVITIES:
Consolidated net loss	$(3,551)	$(4,176)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	3,560	2,519
Equity in loss of investees	298	424
Unrealized gain on marketable securities	(165)	-
Gain from equity method investee	(391)	-
Non-cash adjustment for stock award	34	10
Amortization of intangibles relating to leases	555	582
Amortization of deferred financing costs and discount	344	362
Distributions from equity method investee	590	-
Changes in assets and liabilities:
Net change in rent receivable	(233)	(163)
Net change in other receivable	(35)	20
Net change in prepaid expenses	(74)	(96)
Net change in accounts payable and accrued expenses	885	976
Net change in asset management fees payable	(4)	14
Net change in other liabilities	165	92
Net cash provided by operating activities	1,978	564
INVESTING ACTIVITIES:
Purchase of real estate	(26,577)	(20,927)
Improvements to real estate	(1,320)	(1,368)
Investment in equity method investees, net of distributions	-	107
Return of investment in equity method investee	391	-
Repayment of debt investment	-	1,440
Purchases of marketable securities	(3,999)	-
Net cash used in investing activities	(31,505)	(20,748)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	5,533	11,661
Repurchase of common stock	(806)	(202)
Proceeds from the issuance of debt	41,835	19,649
Deferred offering costs paid	(157)	(890)
Repayment of debt	(17,569)	(5,058)
Payment of finance costs	(440)	(506)
Payment of cash dividends	(439)	(222)
Capital contributions from noncontrolling interests, net of syndication costs	7,092	3,394
Distributions to noncontrolling interests	(1,633)	(702)
Net cash provided by financing activities	33,416	27,124

Net increase in cash, restricted cash and cash equivalents	3,889	6,940
Cash and restricted cash and equivalents, beginning of year	9,254	2,314
Cash and restricted cash and equivalents, end of year	$13,143	$9,254

Cash paid for interest	$2,954	$2,644

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Change in deferred offering costs payable	$30	$-
Dividends declared but not paid	$54	$142
Distributions reinvested	$763	$490
Settling subscriptions payable	$53	$80

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Formation and Organization

MogulREIT II, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity, market securities and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT II, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. (“RM”). Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of the date of these consolidated financial statements, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

On August 23, 2017, we commenced our initial public offering (the “Initial Offering”) of up to $50,000,000 in shares of common stock and we commenced operations as of September 18, 2017. On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering” and together with the Initial Offering, the “Offering”) of up to $43,522,230 in shares of common stock and pursuant to the Form 1-A filed with the SEC with respect to the Follow-on Offering, the purchase price for all shares was $9.91 per share as of December 31, 2020. As of December 31, 2020 and 2019, the Company had issued and outstanding 2,994,468 and 2,460,817 shares, respectively. The Company has the authority to issue 9,000,000 shares of common stock. As of December 31, 2020, there had been approximately 125,000 shares repurchased by the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial of reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017, Avon 46, LLC, which was acquired during 2018, RM Terrace Hill, LLC, which was acquired during 2019 and NinetyNine44 Owner, LLC, which was acquired during 2020.

All significant intercompany balances and transactions are eliminated in consolidation.

F-7

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Reclassification of Prior Year Presentation

Certain amounts in the prior period have been reclassified to conform to the current year presentation in connection with the classification of “General and administrative expenses” and “Real estate operating expenses” on the consolidated statements of operations. The reclassification had no effect on the previously reported totals (e.g. operating income (loss) and consolidated net loss).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2020, the Company’s investments in real estate operate in Texas, Connecticut and New York. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

For the year ended December 31, 2020, the Company’s annualized rental income in real estate equity investments by state is approximately 56%, 26% and 18%, for Texas, Connecticut and New York, respectively.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.

As of December 31, 2020 and 2019, the Manager has incurred offering costs of approximately $1,083,000 and $896,000, respectively, on behalf of the Company. As of December 31, 2020 and 2019, approximately $901,000 and $739,000 of offering costs, respectively, had been amortized and were included in the consolidated statements of equity.

F-8

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of both December 31, 2020 and 2019, the Company held investments in three entities, which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2020 and 2019, the Company held investments in five and four entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2020 and 2019.

F-9

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For the years ended December 31, 2020 and 2019, approximately $1,255,000 and $854,000, respectively, in distributions have been made to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of December 31, 2020 and 2019, there was approximately $52,000 and $134,000, respectively, in subscriptions that had not settled. All of these funds settled subsequent to December 31, 2020 and 2019, respectively. Stock subscription receivable are carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated in December 2020 and 2019 were settled in February 2021 and January 2020, respectively. The settling subscription payable are recorded on the consolidated balance sheet as Settling Subscription Payable as of December 31, 2020 and 2019, respectively. These liabilities were reversed subsequent to year-end when the share repurchases settled in February 2021 and January 2020, respectively.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

F-10

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the years ended December 31, 2020 and 2019, we recorded a loss of approximately $298,000 and $424,000, respectively, related to investments in equity method investees.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended. The Company has elected to classify distributions from equity method investees under the cumulative-earnings approach. For the year ended December 31, 2020, the Company recorded a gain from equity method investee of approximately $391,000 related to a distribution that would have reduced the carrying value of the investment below zero.

F-11

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. As of December 31, 2020 and 2019, the Company determined that there was no impairment of its investments in equity method investees.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

As of December 31, 2020 and 2019, the Company determined that there was no impairment of long-lived assets.

Restricted Cash and Escrows

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The adoption of this standard during 2019 results in amounts previously recorded in cash provided by (used in) operating activities on the statement of cash flows to be included in the beginning and ending balances of Cash and Restricted Cash and Equivalents on the statements of cash flows.

The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the balance sheet to be included in Cash and Restricted Cash and Equivalents on the statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Restricted Cash and Equivalents on the consolidated statements of cash flows (amounts in thousands):

	December 31, 2020	December 31, 2019

Cash and cash equivalents	$8,679	$8,327

Restricted cash, escrows and deposit	4,464	927

Total cash and restricted cash and equivalents	$13,143	$9,254

F-12

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of December 31, 2020 and 2019, there was $257,813 and $54,634, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 40 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 7 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to approximately $3,560,000 and $2,519,000 for the years ended December 31, 2020 and 2019, respectively.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the years ended December 31, 2020 and 2019 were $144,000 and $129,000, respectively.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2020, deferred financing costs amounted to $852,551, net of accumulated amortization of $556,590. At December 31, 2019, deferred financing costs amounted to $679,726, net of accumulated amortization of $289,506. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

F-13

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Company has two interest rate cap agreements disclosed in Note 6 that are measured at fair value on a recurring basis. The Company has determined that the fair value of the interest rate caps at both December 31, 2020 and 2019 are $0. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments were not significant to the overall valuation of the interest rate caps as of December 31, 2020 or 2019. As a result, the fair value of the interest rate caps were considered to be based primarily using Level 2 inputs.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of December 31, 2020 (amounts in thousands):

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (a)
			(in thousands)		(in thousands)
NinetyNine 44 Walnut
Apartments	September 9, 2020	35.71%	$26,000	Cash, assumed	$577
Dallas, TX				liabilities of $543

Total for 2020			$26,000		$577

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (a)
			(in thousands)		(in thousands)
Terrace Hill
Apartments	May 31, 2019	53.44%	$18,700	Cash, assumed	$535
El Paso, TX				liabilities of $209

Total for 2019			$18,700		$535

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (a)
			(in thousands)		(in thousands)
Avon Place
Apartments	October 22, 2018	35.29%	$24,000	Cash, assumed	$450
Avon, CT				liabilities of $283

Total for 2018			$24,000		$450

F-14

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (a)
			(in thousands)		(in thousands)
Serendipity
Apartments	August 31, 2017	63.49%	$19,500	Cash, assumed	$584
Dallas, TX				liabilities of $257
Multi-family housing portfolio	November 30, 2017	34.06%	27,829	Cash, assumed	246
Brooklyn, NY				liabilities of $105 and
				$20,279 mortgage (b)
Total for 2017			$47,329		$830

(a) Real estate acquisition costs were expensed in the consolidated statements of operations for 2017 acquisitions and capitalized for 2018, 2019 and 2020 acquisitions.

(b) The mortgage listed was assumed by the Company at acquisition.

As of December 31, 2020 and 2019, the amortization period for the intangible lease assets ranges from three to four months.

At December 31, 2020 and 2019, respectively, accumulated amortization of intangible lease assets was $2,114,528 and $1,559,424. For the years ended December 31, 2020 and 2019, the Company recognized amortization expense of $555,104 and $582,209, respectively. There was no unamortized balance of intangible lease assets at December 31, 2020 and 2019.

Minimum Future Rents

The rental properties owned at December 31, 2020 and 2019 are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of December 31, 2020 and 2019 (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2020 (in thousands)	For the Year Ended December 31, 2019 (in thousands)
Beginning balance	$1,545	$2,076
New investments in equity method investees	-	93
Distributions received	(981)	(200)
Gain from equity method investee	391	-
Equity in losses of equity method investees	(298)	(424)
Ending balance	$657	$1,545

F-15

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

As of December 31, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas.

2)	Acquired in 2018, a 25% non-controlling joint venture limited partnership interest in Tuscany CRP 29, LLC, for the acquisition of a Class B apartment complex in San Antonio, Texas.

3)	Acquired in 2018, a 27% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC, for the acquisition of an apartment complex in Fort Worth, Texas.

The results of operations and financial position of the Company’s equity method investments are summarized below for December 31, 2020 and 2019 (amounts in thousands):

	Plano CRP	Tuscany CRP 29,	Villas Del Mar
	Portfolio, LLC	LLC	Partners 29, LLC
Condensed balance sheet information	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020
Real estate assets, net	$8,987	$12,142	$12,543
Other assets	1,979	692	954
Total assets	$10,966	$12,834	$13,497

Mortgage notes payable	$12,965	$12,155	$12,658
Other liabilities	260	498	773
Equity (deficit)	(2,259)	181	66
Total liabilities and equity	$10,966	$12,834	$13,497
Company’s equity investment	$-	$338	$319

	Plano CRP	Tuscany CRP 29,	Villas Del Mar
	Portfolio, LLC	LLC	Partners 29, LLC
Condensed balance sheet information	For the Year Ended December 31, 2019	For the Year Ended December 31, 2019	For the Year Ended December 31, 2019
Real estate assets, net	$9,298	$12,448	$13,038
Other assets	841	718	1,148
Total assets	$10,139	$13,166	$14,186

Mortgage notes payable	$8,640	$12,155	$12,658
Other liabilities	228	605	791
Equity	1,271	406	737
Total liabilities and equity	$10,139	$13,166	$14,186
Company’s equity investment	$655	$424	$466

	Plano CRP	Tuscany CRP 29,	Villas Del Mar
	Portfolio, LLC	LLC	Partners 29, LLC
Condensed income statement	For the Year Ended	For the Year Ended	For the Year Ended
information	December 31, 2020	December 31, 2020	December 31, 2020
Total revenue	$2,150	$2,200	$3,032
Total expenses	2,368	2,549	3,570
Net income (loss)	$(218)	$(349)	$(538)
Company’s equity in net income (loss) of investee	$(66)	$(86)	$(146)

F-16

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	Plano CRP	Tuscany CRP 29,	Villas Del Mar
	Portfolio, LLC	LLC	Partners 29, LLC
Condensed income statement	For the Year Ended	For the Year Ended	For the Year Ended
information	December 31, 2019	December 31, 2019	December 31, 2019
Total revenue	$2,018	$2,119	$3,245
Total expenses	2,081	2,801	4,107
Net income (loss)	$(63)	$(682)	$(862)
Company’s equity in net income (loss) of investee	$(19)	$(176)	$(229)

Note 5 – Marketable Securities

As of December 31, 2020, the Company held two investments in exchange traded funds for a total cost of approximately $3,999,000. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy (amounts in thousands):

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investments in marketable securities	$4,164	$4,164	$-	$-

The unrealized gain on the investments in marketable securities included in the consolidated statement of operations attributable to Level 1 measurements was approximately $165,000 for the year ended December 31, 2020.

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheet:

December 31, 2020 (in thousands)
Mortgages payable, gross	$95,387
Unamortized deferred financing costs	(853)
Mortgages payable, net	$94,534

December 31, 2019 (in thousands)
Mortgages payable, gross	$71,121
Unamortized discount	(76)
Unamortized deferred financing costs	(680)
Mortgages payable, net	$70,365

F-17

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	December 31, 2020 (in thousands)
2021	$282
2022	17,095
2023	18,299
2024	1,330
2025	19,362
Thereafter	39,019
Total	$95,387

The details of the Mortgages payable are as follows:

Travertine North Park Investors, LLC

The mortgage loan payable by Travertine North Park Investors, LLC was originated on August 31, 2017 by LegacyTexas Bank in the amount of approximately $18,800,000, with an initial funding of approximately $15,300,000 and future funding of approximately $3,500,000. The mortgage loan was refinanced through Walker & Dunlop, LLC on January 17, 2020 in the amount of approximately $21,852,000. The outstanding balance as of December 31, 2020 and 2019 was approximately $21,852,000 and $17,393,000, respectively. The mortgage loan has a maturity date of February 1, 2030. The mortgage loan has a variable interest rate equal to the monthly LIBOR Index Rate plus 2.07%. The Company has an interest rate cap agreement that effectively limits the interest rate on the note to 3.43% through February 1, 2023. The Company has assigned a fair value $0 to the interest rate cap. The mortgage loan is interest-only until March 1, 2023, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

In connection with obtaining the refinanced mortgage loan, the Company entered into an interest rate cap agreement with the SMBC Capital Markets, Inc. which is effective through February 1, 2023 with a notional amount of $21,852,000. The agreement effectively limits the Company’s interest rate exposure on LIBOR to 3.43%. The Company is exposed to credit losses in the event of nonperformance by other parties related to the agreement. However, the Company does not anticipate nonperformance by the counterparties.

Vinegar Hill Asset, LLC

The mortgage loan payable by Vinegar Hill Asset, LLC was originated on August 10, 2015 by New York Community Bank in the amount of approximately $20,700,000. The outstanding balance as of December 31, 2020 and 2019 was approximately $19,557,000 and $19,709,000, respectively. The mortgage loan has a maturity date of September 1, 2025. The mortgage loan has an interest rate of 3.00% through August 31, 2020, after which the interest rate changes to the sum of (i) the highest prime rate as published in The New York Times and (ii) 275 basis points. The mortgage loan was interest-only through September 30, 2017, after which it began amortizing on a 30-year amortization schedule. The mortgage loan was modified though New York Community Bank on September 30, 2020 in the amount of approximately $19,557,000, with a fixed interest rate of 3.13%. The mortgage loan is interest-only through April 30, 2022, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Avon 46, LLC

The mortgage payable by Avon 46, LLC was originated on November 1, 2018 by Santander Bank in the amount of approximately $18,000,000. The outstanding balance at December 31, 2020 and 2019 was approximately $17,976,000 and $18,000,000, respectively. The mortgage loan has a maturity date of November 1, 2023 and a fixed interest rate of 4.47%. The mortgage loan was interest-only through November 1, 2020, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

F-18

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

RM Terrace Hill, LLC

The mortgage loan payable by RM Terrace Hill, LLC was originated on November 1, 2019 by Argentic Real Estate Investment in the amount of approximately $18,144,000, with an initial funding of approximately $14,049,000 and future funding of approximately $4,095,000. The outstanding balance as of December 31, 2020 and 2019 was approximately $16,502,000 and $16,019,000, respectively. The mortgage loan has a maturity date of June 6, 2022 and a floating interest rate of LIBOR plus 3.15% with a LIBOR floor of 2.35%. The mortgage loan is interest-only through the maturity date, after which it amortizes on a 30-year amortization schedule during any extension period. The mortgage is secured by real property and an assignment of leases and rents.

In connection with obtaining the mortgage payable, the Company entered into an interest rate cap agreement with the SMBC Capital Markets, Inc which is effective through June 6, 2022 with a notional amount of $18,144,000. The agreement effectively limits the Company’s interest rate exposure on LIBOR to 3%. The Company is exposed to credit losses in the event of nonperformance by other parties related to the agreement. However, the Company does not anticipate nonperformance by the counterparties.

NinetyNine44 Owner, LLC

The mortgage loan payable by NinetyNine44 Owner, LLC was originated on September 9, 2020 by CBRE Capital Markets, Inc, in the amount of $19,500,000. The outstanding balance as of December 31, 2020 was $19,500,000. The mortgage loan has a maturity date of October 1, 2030, with a fixed interest rate of 3.18%. The mortgage loan is interest-only through October 2023 after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Related Party Loans

On May 29, 2019, the Company entered into an unsecured promissory note for approximately $2.4 million with RMCC (as defined below). The Company used the loan proceeds to purchase a controlling equity investment in RM Terrace Hill, LLC. The loan was fully repaid as of December 31, 2019. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

As of both December 31, 2020 and 2019, there is no outstanding related party loan.

Note 7 – Business Combinations and Asset Acquisitions

NinetyNine44 Owner, LLC

On September 9, 2020, the Company acquired a 35.71% equity interest in NinetyNine44 Owner, LLC (“NinetyNine 44”). NinetyNine 44 is a joint venture formed to acquire, renovate, own and operate NinetyNine 44 Walnut, a 260-unit, Class B, garden-style apartment community in Dallas, TX.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. NinetyNine 44 is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

F-19

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for NinetyNine 44 and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

September 9, 2020 (in thousands)
Consideration
Cash (including transaction costs of $772 and debt proceeds of $19,500 and cash from noncontrolling interests of $7,141)	$26,229
Fair value of total consideration transferred	$26,229

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$5,790
Buildings, site improvements, and furniture and equipment	20,232
Cash and cash equivalents	—
Intangible lease asset	555
Escrow, deposits and other assets	—
Other current liabilities	(543)
Total identifiable net assets	26,034
Deferred financing costs	195
$26,229

RM Terrace Hill, LLC

On May 31, 2019, the Company acquired a 53.44% equity interest in RM Terrace Hill, LLC (“Terrace Hill”). Terrace Hill is a joint venture formed to acquire, renovate, own and operate Terrace Hill Apartments, a 310-unit, Class B, garden-style apartment community in El Paso, TX.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Terrace Hill is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Terrace Hill and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

May 31, 2019 (in thousands)
Consideration
Cash (including transaction costs of $951 and debt proceeds of $14,049 and cash from noncontrolling interests of $2,950)	$19,469
Fair value of total consideration transferred	$19,469

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$4,384
Buildings, site improvements, and furniture and equipment	14,402
Cash and cash equivalents	—
Intangible lease asset	450
Escrow, deposits and other assets	36
Other current liabilities	(218)
Total identifiable net assets	19,054
Deferred financing costs	415
$19,469

F-20

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Note 8 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

For the years ended December 31, 2020 and 2019, $13,341 and $7,071, respectively, was paid to our Manager for asset management services related to Terrace Hill. For the year ended December 31, 2020, a fee of $202,500 was paid on behalf of the Company to our Manager for services in connection with the due diligence of the investment in NinetyNine 44.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

As of December 31, 2020 and 2019, the Company owed its Manager approximately $36,000 and $6,000, respectively, in deferred offering costs. As of December 31, 2020 and 2019, approximately $901,000 and $739,000, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company paid the Manager a monthly asset management fee of one-twelfth of 1.25% based on the average investment value of our assets until October 31, 2019. After October 31, 2019, the monthly asset management fee is based on the total equity value, which equals (a) our then-current NAV per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the years ended December 31, 2020 and 2019, approximately $350,000 and $219,000, respectively, of asset management fees was charged by our Manager. As of December 31, 2020 and 2019, approximately $31,000 and $35,000, respectively, of asset management fees remained payable.

Realty Mogul, Co. and affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from an affiliate of Realty Mogul, Co. Realty Mogul Commercial Capital, Co. (“RMCC”) on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, RMCC nor any of its affiliates are obligated to make a related party loan to the Company at any time. See Note 6 – Borrowings.

For the years ended December 31, 2020 and 2019, the Company and its equity method investees paid an aggregate of $0 and $101,925, respectively, to affiliates of Realty Mogul, Co. for syndication fees, which are netted against the respective equity.

F-21

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Certain affiliates of Realty Mogul Co. are entitled to receive a buyer’s broker fee for sourcing real estate transactions on our behalf. A portion of this fee may be paid to personnel affiliated with our Manager, including Ms. Jilliene Helman and the former managing director of our Manager, for their roles in the investment opportunity. For the year ended December 31, 2019, a buyer’s broker fee of $443,000 was paid to an affiliate of Realty Mogul Co. in connection with the acquisition of Terrace Hill, of which $46,750 was paid to the former managing director.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 24% noncontrolling interest in Vinegar Hill Asset, LLC. The entity’s equity investment in Vinegar Hill was approximately $2,070,000 as of December 31, 2020 and 2019.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 27% noncontrolling interest in Travertine North Park Investors, LLC. The entity’s equity investment in Travertine was approximately $1,670,000 as of December 31, 2020 and 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 44% noncontrolling interest in Avon Place Apartments. The entity’s equity investment in Avon Place Apartments was approximately $3,500,000 as of December 31, 2020 and 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 50% interest in Villas del Mar. The entity’s equity investment in Villas del Mar was approximately $1,860,000 as of December 31, 2020 and 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 61% interest in Tuscany at Westover Hills. The entity’s equity investment in Tuscany at Westover Hills was approximately $2,360,000 as of December 31, 2020 and 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano Multifamily Portfolio. The entity’s equity investment in Plano Multifamily Portfolio was approximately $1,750,000 as of December 31, 2020 and 2019.

In 2019, an entity managed by our Manager acquired an approximate 47% interest in Terrace Hill. The entity’s equity investment in Terrace Hill was approximately $2,950,000 as of December 31, 2020 and 2019.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and holds 10,229 and 10,000 shares, respectively, of our common stock as of December 31, 2020 and 2019.

Joint Venture Partners and Affiliates

For the years ended December 31, 2020 and 2019, the Company incurred an aggregate of $555,786 and $382,290, respectively, to its joint venture partners or other affiliates of its consolidated joint ventures for management, acquisition and guaranty fees, of which $275,021 and $288,315, respectively, are included in real estate expenses on the consolidated statements of operations and liabilities of $280,765 and $93,975, respectively, are included in the consolidated balance sheets.

For the years ended December 31, 2020 and 2019, the equity method investments incurred an aggregate of $299,814 and $88,544, respectively, to its affiliates for management fees and acquisition fees, of which $299,814 and $52,445, respectively, are included in the statements of operations of the equity method investments and $0 and $36,098, respectively, are capitalized on the balance sheet of the equity method investments as December 31, 2020 and 2019. See Note 4 – Investments in Equity Method Investees.

F-22

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Executive Officers of our Manager

As of the date this Annual Report has been filed, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016, its Chief Financial Officer since October 31, 2018 and its Chief Compliance Officer and Secretary from February 2021 to March 2021. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Saher Hamideh has served as Chief Compliance Officer and Secretary since March 2021.

Note 9 – Stock Award

We pay to each of our directors and Portfolio Manager of our Manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. For the year ended December 31, 2020, we issued approximately 1,000 shares and 2,500 shares, respectively, to Mr. Levy and our independent directors and for the year ended December 31, 2019 we issued 1,000 shares to Mr. Levy. Compensation expense in the amount of $34,195 and $10,000, respectively, was recorded in 2020 and 2019, based on the offering price of approximately $9.77 and $10.00 per share, respectively.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

F-23

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

COVID-19

During the year ended December 31, 2020, the effects of the COVID-19 virus began impacting many aspects of the U.S. economy. The Company recognizes that COVID-19 may have an adverse impact on its business and investments; however, as of the date these financial statements were available to be issued, there were no material quantifiable measurements of adverse effects on the Company’s business or investments.

Note 12 – Subsequent Events

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April 29, 2021, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheet date that were not properly recorded.

Marketable Security Sale

On February 19, 2021, the Company completed the sale of certain exchange traded funds reported as marketable securities for net proceeds of $2,458,155 and resulting in a realized gain of $58,345.

Asset Acquisitions

The Orion – Orion Township, MI

On March 23, 2021, the Company acquired a $5,000,000 joint-venture limited partnership equity investment related to the acquisition and renovation of two garden-style apartment communities comprising 200 units located in Orion Township, Michigan.

Avon 46, LLC

On February 25, 2021, Avon 46, LLC refinanced its existing mortgage loan in the amount of $17,932,705 at a fixed interest rate of 4.47% with a new mortgage loan in the amount of $22,460,000 at an interest rate of 30-day average SOFR plus 279 basis points.

Offering Proceeds

During the period from January 1, 2021 through April 20, 2021, we raised offering proceeds of approximately $2,622,000 and issued 260,300 shares.

Distributions

On December 31, 2020, our board of directors authorized a daily cash distribution of $0.0012217808 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning January 1, 2021 and ending January 31, 2021, and $0.0012526027 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning February 1, 2021 and ending on February 28, 2021 and beginning March 1, 2021 and ending on March 31, 2021 (each, a “Distribution Period”). The distributions for the Distribution Periods were scheduled to be paid on or about April 15, 2021. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $130,502 and $216,118, respectively.

F-24

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Amended and Restated Bylaws of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.1	Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on August 31, 2018)
6.1	Form of Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.2	Amendment to Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)
6.3	Agreement of Limited Partnership of MogulREIT II Operating Partnership, L.P. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.4	Form of License Agreement between MogulREIT II, Inc. and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.5	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and MogulREIT II, Inc. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT II, Inc.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
Date:	April 29, 2021

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary and Director	April 29, 2021
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

*
Flynann Janisse	Director	April 29, 2021

*
Louis S. Weeks III	Director	April 29, 2021

*By:	/s/ Jilliene Helman
Jilliene Helman, Chief Executive Officer, Attorney-in-fact